UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: December 8, 2020

(Date of earliest event reported)

Winc, Inc.

(Exact name of registrant as specified in its charter)

Delaware	45-2988960
(State or other incorporation)	(I.R.S. Employer Identification No.)

5340 Alla Road, Suite 105

Los Angeles, CA 90066

(Full mailing address of principal executive offices)

(855) 282-5829

(Issuer’s telephone number, including area code)

Series D Preferred Stock

Series E Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events.

Filing of Eighth Amended and Restated Certificate of Incorporation

On December 8, 2020, Winc, Inc. (the “Company”) filed with the State of Delaware its Eighth Amended and Restated Certificate of Incorporation (the “Certificate”). The Certificate is filed as Exhibit 2.1 to this Current Report on Form 1-U.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Winc, Inc.

By:	/s/ Geoffrey McFarlane
Name:	Geoffrey McFarlane
Title:	Chief Executive Officer

Date:	December 8, 2020

Exhibit Index

Exhibit No.	Description

2.1	Eighth Amended and Restated Certificate of Incorporation

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